February 5, 2009

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 798-6060</u>

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

      RE: **Newcastle Investment Corp.**
                Form 10-K for the period ended December 31, 2007
                Filed February 29, 2008
                Form 10-Q for the period ended June 30, 2008
                Filed August 11, 2008
                Form 10-Q for the period ended September 30, 2008
                Filed November 10, 2008
                File No. 1-31458

Dear Mr. Sigman:

      We have reviewed your response letter dated November 14, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. When responding to the following comments, please include a sample of your intended future disclosure.

Form 10-Q for the period ended September 30, 2008

Consolidated Statements of Operations, page 2

2. We note that you classify Other-than-temporary impairment, Loan impairment, and Provision for losses, loans held for sale as part of Other Income (Loss); in future filings please revise your presentation to include these line items as part of Operating Income. Furthermore, please tell us what is included in the line item, Other income (loss), net.

Consolidated Statements of Cash Flows, page 4

3. The amount in the line item Loan Impairment does not agree to the Consolidated Statements of Operations for the nine months ended September 30, 2007. It appears that this line item includes cash flows from the Sale of Loans Held for Sale during 2007. Please confirm and in future filings include two separate line items in your Consolidated Statements of Cash Flows.

Note 3. Real Estate Securities, page 10

4. In future filings, please expand your disclosure to identify the impairment models that you use for your securities (i.e if they were accounted for under EITF 99-20, SFAS 115, etc.) and quantify the amounts under each model in all periods presented. For investments within the scope of EITF 99-20, please clarify in your disclosure if you also apply the general guidance in SFAS 115/FSP SFAS 115-1 and SAB Topic 5M if the security is not impaired under EITF 99-20. Furthermore, please discuss the impact of FSP EITF 99-20-1.

5. You disclose on pages 10 and 22 and additionally in your responses to us that your evaluation of the unrealized losses on your available-for-sale securities for other-than-temporary impairment (OTTI) contemplates numerous factors including the length of time and extent to which market value has been less than cost, the impact of changes in credit ratings, default expectations and prepayment rates/assumptions, and your intent and ability to retain the security in order to allow for a recovery in fair value. Additionally, you disclose on page 22 that a decline in value is deemed to be other-than-temporary if it is probable that you will be unable to collect all amounts due according to the contractual terms of a security that was not impaired at acquisition, assuming you have the intent and ability to hold the securities until recovery. Please tell us the facts and circumstances when you have recorded, or would record, an OTTI charge when your cash flow analysis indicates that it is not probable that you will incur a loss

of contractual principal or interest, assuming you have the intent and ability to hold the securities until recovery. If you have not and never will record an OTTI charge unless your cash flow analysis indicates that it is probable that you will incur a loss of contractual principal or interest, please explain how your consideration of the other factors, both noted above and in your disclosures, impacts your OTTI evaluation. Also, tell us how the other factors are incorporated in the cash flow analysis. Please also ensure your disclosure explicitly indicates how these other factors are considered in your cash flow analysis.

6. In future filings, please expand your disclosure regarding sales of securities. Include specific details regarding the types of securities, and disclose, by type of securities, the proceeds from the sales, the amount of any gain or loss, and the reasons for selling any securities in a loss position. Please discuss the effect these sales and the reasons for the sales had on your conclusions related to your intent and ability to hold your remaining securities that are in loss positions.

7. You disclose on page 27 that you believe that your cash on hand, when combined with your cash flow provided by operations as well as proceeds from the repayment or sale of investments and borrowings, is sufficient to satisfy your liquidity needs with respect to your current investment portfolio. Since you have also represented to us that you intend to hold your securities until their expected recovery and your loans receivable for the foreseeable future or until payoff or maturity, please clarify the statement you made on page 27 regarding the sale of investments as a source of liquidity as it is appears contrary to your intention to hold your investments to expected recovery.

8. You disclose on page 27 that you had to post $51.8 million of cash to satisfy margin calls due to unprecedented levels of volatility experienced during the period subsequent to September 30, 2008 through November 5, 2008. You also disclose on page 31 that based on your calculations it is possible that three of your CBOs may not be in compliance with their applicable over collateralization tests and that such noncompliance could materially reduce the aggregate amount of cash flows that you receive from your CBO portfolio. In future filings, please specifically discuss how you considered these factors when you determined that you do not believe that you will be forced to sell any more securities in unrealized loss positions in order to maintain liquidity and thus have the intent and ability to hold your securities until recovery.

9. In future filings, please provide a discussion of the anticipated recovery period for your securities that are in an unrealized loss position and how you determined your estimate of the recovery period, explaining all of the available information that you considered.

10. You disclose on page 22 that during your assessment of whether or not unrealized losses on your securities represent other-than-temporary declines you determine whether or not you have the ability and intent to hold the securities in unrealized

positions until their anticipated recovery (if any). In future filings, please explicitly state in your disclosure, if true, that you have the intent and ability to hold the securities until their anticipated recovery.

11. In your response letter dated September 4, 2008 you represented that you have the exclusive decision making ability regarding the potential sale of all assets on your balance sheet (i.e. you have not delegated decision making authority to any third parties). However, we note that you have no employees and that you are managed by Fortress Investment Group, LLC (FIG LLC). Furthermore, you indicate in the risk factors in your 2007 Form 10-K that you are completely reliant on your manager and that your manager is authorized to follow very broad investment guidelines; you also disclose that your board of directors does not review or pre-approve each proposed investment and that it would be difficult and costly to terminate your management agreement with your manager. Please tell us how you considered your relationship with your manager when concluding that you have the exclusive decision making ability regarding the potential sale of all assets on your balance sheet. Specifically address your manager's ability to sell impaired securities without your approval.

12. We note your response to comment 2 and your disclosure on page 10 that state you consider several factors, including the credit ratings of the securities, when you evaluate the credit status of each of your securities and the collateral supporting those securities, In future filings, please specifically discuss any downgrades in the credit ratings of the securities and the effect these downgrades had on your conclusions related to the credit status of the securities, similar to the analysis provided in your response.

13. We note that you expanded your disclosure on page 11 to include the geographic distribution of the collateral securing your CMBS as of September 30, 2008. In future filings, please additionally expand your disclosure to include a discussion of the significance of the geographic distribution of the collateral and how the "global credit crisis" and worsening market conditions, particularly within the real estate industry, may affect these assets underlying your real estate securities.

Note 6. Fair Value of Financial Instruments, page 14

14. We note that the tabular disclosure of your financial assets and liabilities by level on page 15 presents 'Real Estate Securities, Available for Sale' as one line item. In future filings, please revise your tabular disclosure to break out this line item into individual asset types.

15. In future filings, please expand your disclosure related to transfers in (out) of
Level 3 as follows:

- Disclose transfers in and out separately in the Level 3 rollforward or provide
amounts on a gross basis in a footnote to the table.
- Disclose your policy for transfers in or out of Level 3.
- Separately quantify gain or loss for instruments transferred into Level 3
during the period
- Disclose the specific inputs that became unobservable when transfers into
Level 3 occur

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Application of Critical Accounting Policies, page 21

16. You disclose in footnote (B) on page 21 that you generally obtain broker
quotations from two sources for certain of your securities and you state that you
select one of the quotes rather than using an average in your fair value
determination. Please tell us, and disclose in future filings:

- why you do not use an average of the two quotes;
- how often the two quotes vary significantly for individual securities;
- the information that you consider in determining the most appropriate quote to
use, and if you adjust the quote.

17. You disclose on page 22 that you perform certain procedures and analyses on the
broker quotations that you receive that are classified as Level 3A inputs. In future
filings, please expand your disclosure to discuss in more detail the internal
validation procedures you perform on prices received from third parties. For
example, please discuss how often validations are performed, systems controls
you have in place, your procedures to control outlying prices and other exceptions
and the procedures you perform to analyze relative values based on specific
characteristics of securities. In addition, please expand disclosures regarding the
valuation methodologies and assumptions utilized by third parties along with any
testing of significant assumptions that you may perform.

18. Please also tell us, and disclose in future filings, how you determined that third
parties have properly considered the lack of liquidity in their valuations, if
applicable.

19. In your 2008 Form 10-K, please expand your disclosure to include specific
discussion of the internal model(s) you use for Level 3 assets, including the
significant inputs. Please discuss how your assumptions were developed and how
and why assumptions changed from period to period.

20. In future filings also disclose the key drivers of value for each significant Level 3 asset and liability and discuss whether each input is observable or unobservable.

21. We note your disclosure on page 22 regarding the sensitivity of your fair value estimates to market conditions as well as changes in assumptions or methodologies used to determine fair value. In future filings, please consider expanding your disclosure further to include a sensitivity analysis of the other significant assumptions that you use (i.e discount rates and prepayment rates). Please also consider discussing the sensitivity of these changes to the recognition of any unrealized losses on your securities and the estimated amount of the loss (if any) that would be incurred.

22. We note your disclosure on page 23 regarding your accounting policy for classification of your loans. In future filings, please explicitly state in your disclosure, if true, that you have the intent and ability to hold your loan investments for the foreseeable future or until expected payoff/maturity.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Senior Staff Accountant